James M. Prince jprince@velaw.com

Tel 713.758.3710 Fax 713.615.5962

August 12, 2009

By EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Mr. H. Roger Schwall, Assistant Director

Re:	Gastar Exploration Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 16, 2009

Definitive Proxy Statement on Schedule 14A

Filed April 30, 2009

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Filed May 11, 2009

Ladies and Gentlemen:

On behalf of our client, Gastar Exploration Ltd. (the “Company”), we acknowledge receipt of your comment letter dated July 30, 2009 (the “Comment Letter”) with respect to the Company’s (i) Form 10-K for the Fiscal Year Ended December 31, 2008 filed March 16, 2009, File No. 001-132714, (ii) Definitive Proxy Statement on Schedule 14A filed April 30, 2009, File No. 001-132714, and (iii) Form 10-Q for the Fiscal Quarter Ended March 31, 2009 filed May 11, 2009, File No. 001-132714.

We are working with the Company to prepare responses to the Comment Letter and furnish the requested supplemental information to the Staff. In light of the recent deadline for filing the Company’s most recent Form 10-Q and the conflicting schedules of the financial reporting team at the Company, the Company will be delayed in furnishing its response to the Staff. The Company expects it will file all responses to and furnish all information required by the Comment Letter by August 19, 2009 (15 business days of the date of the Comment Letter).

Very truly yours,

/s/ James M. Prince

James M. Prince

cc:	J. Russell Porter (Gastar)

Michael A. Gerlich (Gastar)

Theodore Moore (Firm)

Danielle Hunter (Firm)

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Houston London Moscow New York Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2300 Houston, TX 77002-6760 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com